

13031566

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65998

SEC MAIL PROCESSING SECTION
MAR 28 2013
WASH. D.C.
193

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING February 1, 2012 (MM/DD/YY) AND ENDING January 31, 2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Knox Securities Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

830 Post Road East, Suite 205
(No. and Street)

Westport (City) CT (State) 06880 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Eric Chen 203-226-6288
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Halpern & Associates, LLC
(Name – *if individual, state last, first, middle name*)

218 Danbury Road (Address) Wilton (City) CT (State) 06897 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Eric Chen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Knox Securities Corp., as of January 31, 2013 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public


Marina P. Coprio
Notary Public, State of Connecticut
My Commission Expires Oct. 31, 2017

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Halpern & Associates, LLC

Certified Public Accountants and Consultants

218 Danbury Road • Wilton, CT 06897 • (203) 210-7364 • FAX (203) 210-7370 • Info@Halpernassoc.com

INDEPENDENT AUDITORS' REPORT

To the Directors and Shareholder of
Knox Securities Corp.

Report on the Statement of Financial Condition

We have audited the accompanying statement of financial condition of Knox Securities Corp. (the "Company"), as of January 31, 2013 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether this financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risk of material misstatement of this financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of this financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of this financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Knox Securities Corp. as of January 31, 2013, for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Halpern & Associates, LLC

Wilton, Connecticut
March 8, 2013

KNOX SECURITIES CORP.

STATEMENT OF FINANCIAL CONDITION

JANUARY 31, 2013

ASSETS

Cash	$ 17,069
Other assets	1,542
TOTAL ASSETS	$ 18,611

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES	
Accrued taxes	$ 339
Due to parent	1,798
TOTAL LIABILITIES	2,137
STOCKHOLDER'S EQUITY	
Common stock, $.01 par value; 10,000 shares authorized, 1,000 shares issued and outstanding	10
Additional paid-in capital	223,988
Accumulated deficit	(207,524)
TOTAL STOCKHOLDER'S EQUITY	16,474
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 18,611

The accompanying notes are an integral part of this statement.

1. ORGANIZATION AND NATURE OF BUSINESS

Knox Securities Corp. (the "Company") was incorporated in the state of Delaware on January 29, 2003. The Company is registered as a broker-dealer under the Securities Exchange Act of 1934 and became a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") on January 2, 2004. The Company's revenue is primarily derived from providing investment banking services, merger and acquisition, financial advisory and general corporate consulting services to companies. The Company is a wholly-owned subsidiary of Knox Capital Corp. (the "Parent").

2. SIGNIFICANT ACCOUNTING POLICIES

The Company maintains its books and records on an accrual basis in accordance with accounting principles generally accepted in the United States of America ("GAAP") which require management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

The Company recognizes revenue from merger and acquisition advisory and consulting services, when applicable, at the time work is performed and services are rendered or as milestones are obtained, and from placement fees upon completion of the private placement offering.

3. CASH

The Company maintains cash and cash equivalents with financial institutions. Funds deposited with a single bank are insured up to $250,000 in the aggregate by the Federal Deposit Insurance Corporation ("FDIC"). The Company considers all highly liquid instruments purchased with a maturity date of three months or less when purchased to be cash equivalents. At times, cash balances may exceed the insured limits. The Company has not experienced any losses in such accounts.

5. ACCOUNTS RECEIVABLE

At January 31, 2013 the Company was entitled to receive $550,000 relating to fees from an investment banking arrangement. Fee payment is contingent on receipt of its counterpart's from associated transaction which was completed in January 2013. Due to the uncertainty of collection a 100% valuation allowance has been assigned to it.

5. CUSTOMER CONCENTRATION

Other than the fees discussed in footnote 4, all of the Company's investment banking fees January 31, 2013 were from one customer.

6. INCOME TAXES

The Company is classified as a "C" Corporation for income tax purposes, and files a consolidated tax return with its Parent for federal and unconsolidated for the state.

The Company records its own tax provision as if it were a separate filer. Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carry forwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax basis. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more-likely-than-not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. For the period ended January 31, 2013 management has determined that there are no material uncertain income tax positions

7. LIABILITIES SUBORDINATED TO THE CLAIMS OF GENERAL CREDITORS

As of January 31, 2013, the Company had not entered into any subordinated loans agreements

8. RULE 15C3-3

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(i) in that the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received, does not otherwise hold funds or securities for or owe money or securities to customers and effectuates all financial transactions on behalf of customers on a fully disclosed basis.

9. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At January 31, 2013, the Company had net capital of $14,932 which exceeded the minimum requirement of $5,000 by $9,932 The Company's ratio of aggregate indebtedness to net capital was 0.14 to 1.

10. RELATED PARTY TRANSACTIONS

Effective October 11, 2012, an expense allocation agreement was entered into with the Parent, allocating expenses to the Company based upon fixed percentages. For the year ended January 31, 2013, the Company incurred $6,048 in expenses related to this agreement.

11. COMMITMENTS AND CONTINGENT LIABILITES

The Company had no underwriting commitments, no contingent liabilities and had not been named as defendant in any lawsuit at January 31, 2013 or during the year ended.

12. SUBSEQUENT EVENTS

Events have been evaluated through the date that these financial statements were available to be issued and no further information is required to be disclosed.